SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated May 15, 2019	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Mark Marostica
Name:	Mark Marostica
Title:	Co-Chief Financial Officer

By:	/s/ Philip Chan
Name:	Philip Chan
Title:	Co-Chief Financial Officer

Date: May 17, 2019

Exhibit 99.1

China Distance Education Holdings Limited Reports Financial Results for

Second Quarter Fiscal Year 2019

- Second Quarter 2019 Net Revenue Up 30.3% Year-Over-Year to $38.8 Million, Exceeding High-End of Guidance Range -

- Second Quarter 2019 Cash Receipts from Online Course Registration

Up 29.8% Year-Over-Year to $57.0 Million -

BEIJING —May 15, 2019— China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education and value-added services for professionals and corporate clients in China, today announced unaudited financial results for the second quarter of fiscal year 2019 ended March 31, 2019.

Second Quarter Fiscal 2019 Financial and Operational Highlights

•	Net revenue increased by 30.3% to $38.8 million from $29.7 million in the prior year period.

•	Total course enrollments were 642,000, an increase of 8.9% from the second quarter of fiscal 2018.

•	Cash receipts from online course registration were $57.0 million, a 29.8% increase from the second quarter of fiscal 2018.

•	Gross profit increased by 39.9% to $15.5 million from $11.1 million in the prior year period.

•	Non-GAAP[1] gross profit increased by 39.6% to $15.5 million from $11.1 million in the prior year period.

•	Gross margin was 39.9%, compared with 37.2% in the prior year period. Non-GAAP1 gross margin was 39.9%, compared with 37.3% in the prior year period.

•	Operating loss was $4.1 million, compared with $2.9 million in the prior year period.

•	Non-GAAP[1] operating loss was $3.6 million, compared with $2.4 million in the prior year period.

•	Net loss was $3.9 million, compared with net loss of $3.3 million in the prior year period.

•	Non-GAAP[1] net loss was $3.4 million, compared with non-GAAP[1] net loss of $2.7 million in the prior year period.

•

Basic and diluted net loss per American Depositary Share (“ADS”) were $0.116, compared with basic and diluted net loss per ADS of $0.098 for the second quarter of fiscal 2018. Each ADS represents four ordinary shares.

•	Basic and diluted non-GAAP[1] net loss per ADS were $0.101, compared with basic and diluted non-GAAP[1] net loss per ADS of $0.082 for the second quarter of fiscal 2018.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

•	Cash flow from operations increased by 128.8% to $16.5 million from $7.2 million in the second quarter of fiscal 2018.

•

CDEL’s controlled company Beijing Zhengbao Yucai Education Technology Company Limited completed its voluntary delisting from the New Third Board, the over-the-counter stock exchange in China, on April 22, 2019.

•

On May 15, 2019, CDEL decided to acquire an additional 9% equity interest in Beijing Ruida Chengtai Education Technology Co., Ltd. (“Beijing Ruida”), a company engaged in exam preparation services for participants in China’s Legal Professional Qualification Examination, for a total consideration of RMB38.3 million ($5.6 million), bringing the Company’s total equity interest in Beijing Ruida from 51% in the second quarter of fiscal 2019 to 60%. The transaction is expected to close in the third quarter of fiscal 2019.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said, “In the second quarter of fiscal 2019, revenue grew 30.3% year-over-year, exceeding the high end of our guidance range, primarily driven by the strong growth of our accounting vertical together with a significant increase in revenue from the sale of learning simulation software. Revenue from the legal vertical generated by Beijing Ruida also contributed to the growth. Total enrollment growth was 8.9% year-over-year in the second quarter, primarily due to the substantial enrollment growth in accounting and engineering & construction (E&C) continuing education courses. Cash receipts from online course registration grew 29.8% year-over-year in the second quarter, reflecting the continued popularity of our longer duration premium and elite classes.”

Mr. Zhu concluded, “We are pleased with our second quarter revenue performance as well as the strong momentum of cash receipts growth during the first half of fiscal year 2019. We attribute our performance to our robust lifelong learning ecosystem, well-diversified business model, reputable brand, and a firm commitment to helping our students achieve superior learning outcomes. Recently, the Company decided to increase its equity interest in Beijing Ruida to 60%, from 51% in the second quarter fiscal 2019, based on Ruida’s high-quality legal education courseware and considerable growth potential. This strategic investment decision reflects our dedication to further enhancing the Company’s comprehensive lifelong learning ecosystem. Looking ahead, we will remain focused on delivering best-of-breed courseware and value-added services to our students at different stages of their careers, and strive to be the premier education partner for our students throughout their lifelong learning journey.”

Mr. Mark Marostica, Co-Chief Financial Officer of CDEL, said, “Similar to the second quarters of fiscal 2018 and fiscal 2017, we recorded an operating loss in the second quarter of fiscal 2019, as it is typically the lowest revenue quarter of our fiscal year due to seasonality. In addition, the operating loss of the second quarter fiscal 2019 was more pronounced due to our acquisition of Beijing Ruida in July 2018, as Beijing Ruida has quarterly revenue seasonality similar to CDEL’s core business, and the operating results of Beijing Ruida include $1.7 million amortization expenses of intangibles arising from the acquisition of Beijing Ruida.”

Mr. Marostica, continued, “Despite the first half of fiscal year 2019 operating loss, we believe we will see year-over-year improvement in our operating margins in fiscal year 2019 as a result of our expectation of healthy revenue growth in the fiscal year, together with the implementation of certain expense control measures. As we head into our second half of fiscal year 2019, we are focused on continuing to balance growth with a strong emphasis on profitability and expense controls.”

CEO Share Purchase Plan

As announced on June 25, 2018 by the Company, Mr. Zhengdong Zhu, Chairman and CEO of CDEL, had informed the Company of his intention to use his personal funds to purchase the Company’s shares for an amount up to a maximum of $25 million within one year. As of May 15, 2019, Mr. Zhu had bought a total of approximately $11.1 million of the Company’s ordinary shares and ADSs pursuant to a 10b5-1 plan in accordance with Rule 10b-18 of the Securities Exchange Act of 1934, as amended.

Second Quarter Fiscal 2019 Financial Results

Net Revenue. Total net revenue increased by 30.3% to $38.8 million in the second quarter of fiscal 2019 from $29.7 million in the second quarter of fiscal 2018. Net revenue from online education services, books and reference materials, and other sources contributed 71.9%, 14.0% and 14.1%, respectively, of total net revenues for the second quarter of fiscal 2019.

Online education services. Net revenue from online education services increased by 19.2% to $27.9 million in the second quarter of fiscal 2019 from $23.4 million in the second quarter of fiscal 2018, mainly due to revenue growth from the accounting vertical. Revenues from courses of Intermediate and Advance Level Accounting Professional Qualifications Exams (“APQE”), and CPA Qualification Exam grew strongly in the second quarter of fiscal 2019. This increase was partially offset by the decrease in revenue from Elementary APQE courses.

Books and reference materials. Net revenue from books and reference materials increased by 288.3% to $5.4 million in the second quarter of fiscal 2019 from $1.4 million in the second quarter of fiscal 2018, mainly due to book sale revenue from the Legal Professional Qualification Examination contributed by Beijing Ruida. Book sale revenue from our core accounting professional exams also contributed to the growth.

Others. Net revenue from other sources increased by 10.5% to $5.5 million in the second quarter of fiscal 2019 from $5.0 million in the second quarter of fiscal 2018, primarily due to a significant increase in revenue from the sale of learning simulation software. This increase was partially offset by the decrease in revenue from the “Tax School Program” which we disposed in the first quarter of fiscal 2019.

Cost of Sales. Cost of sales increased by 24.6% to $23.3 million in the second quarter of fiscal 2019 from $18.7 million in the second quarter of fiscal 2018. Non-GAAP1 cost of sales increased by 24.8% to $23.3 million in the second quarter of fiscal 2019 from $18.7 million in the second quarter of fiscal 2018. The increase was mainly due to the increase in cost of purchase related to the sale of learning simulation software, cost of books and reference materials, and expenses associated with Beijing Ruida, including amortization expenses of intangibles arising from its acquisition of $1.7 million. This increase was partially offset by the decrease in salaries and related expenses.

Gross Profit and Gross Margin. Gross profit was $15.5 million in the second quarter of fiscal 2019, up 39.9% from $11.1 million in the prior year period. Non-GAAP1 gross profit was $15.5 million, increasing by 39.6% from $11.1 million in the prior year period. Gross margin was 39.9% in the second quarter of fiscal 2019, compared with 37.2% in the second quarter of fiscal 2018. Non-GAAP1 gross margin was 39.9% in the second quarter of fiscal 2019, compared with 37.3% in the second quarter of fiscal 2018.

Operating Expenses. Total operating expenses increased by 44.5% to $20.4 million in the second quarter of fiscal 2019, from $14.1 million in the prior year period. Non-GAAP1 total operating expenses increased by 46.4% to $19.9 million in the second quarter of fiscal 2019, from $13.6 million in the prior year period.

Selling expenses. Selling expenses increased by 65.5% to $13.8 million in the second quarter of fiscal 2019 from $8.3 million in the prior year period. Non-GAAP1 selling expenses increased by 65.9% to $13.8 million in the second quarter of fiscal 2019 from $8.3 million in the prior year period. The increase was primarily driven by the increase in salaries and related expenses, higher commissions to agents, higher advertising and promotional expenses, expenses associated with Beijing Ruida, and other miscellaneous selling expenses.

General and administrative expenses. General and administrative expenses increased by 14.1% to $6.6 million in the second quarter of fiscal 2019 from $5.8 million in the prior year period. Non-GAAP1 general and administrative expenses increased by 15.5% to $6.1 million in the second quarter of fiscal 2019 from $5.3 million in the prior year period. The increase was mainly due to the increase in salaries and related expenses, and expenses associated with Beijing Ruida.

Income Tax Benefit. Income tax benefit decreased by 6.7% to $1.3 million in the second quarter of fiscal 2019 from $1.4 million in the prior year period, primarily due to a lower estimated effective tax rate applied in fiscal year 2019, compared with the prior year period.

Net Loss. As a result of the foregoing, net loss was $3.9 million in the second quarter of fiscal 2019, compared with net loss of $3.3 million in the prior year period. Non-GAAP1 net loss was $3.4 million in the second quarter of fiscal 2019, compared with non-GAAP1 net loss of $2.7 million in the prior year period.

Operating Cash Flow. Net operating cash inflow increased by 128.8% to $16.5 million in the second quarter of fiscal 2019 from $7.2 million in the prior year period. The operating cash inflow was mainly attributable to the increase in deferred revenue generated from our professional education services segment. The operating cash inflow was partially offset by the increase in accounts receivable, prepayments and other current assets, and the decrease in accrued expenses and other liabilities, income tax payable, deferred tax liabilities, and amount due to a related party.

Cash and Cash Equivalents, Restricted Cash and Short-term Investments. Cash and cash equivalents, restricted cash and short-term investments as of March 31, 2019 increased by 17.7% to $130.1 million from $110.5 million as of December 31, 2018, mainly due to the operating cash inflow generated in the second quarter of fiscal 2019, which was partially offset by the capital expenditure of $1.7 million.

First Six Months of Fiscal 2019 Financial Results

Net Revenue. Total net revenue increased by 24.0% to $81.4 million in the first six months of fiscal 2019 from $65.6 million in the first six months of fiscal 2018. Net revenue from online education services, books and reference materials, and other sources contributed 65.0%, 14.5% and 20.5%, respectively, of total net revenues for the first six months of fiscal 2019.

Online education services. Net revenue from online education services increased by 15.5% to $52.9 million in the first six months of fiscal 2019 from $45.8 million in the first six months of fiscal 2018.

Books and reference materials. Net revenue from books and reference materials increased by 213.3% to $11.8 million in the first six months of fiscal 2019 from $3.8 million in the first six months of fiscal 2018.

Others. Net revenue from other sources increased by 3.9% to $16.7 million in the first six months of fiscal 2019 from $16.0 million in the first six months of fiscal 2018.

Cost of Sales. Cost of sales increased by 31.9% to $48.9 million in the first six months of fiscal 2019 from $37.1 million in the first six months of fiscal 2018. Non-GAAP1 cost of sales increased by 32.1% to $48.9 million in the first six months of fiscal 2019 from $37.0 million in the first six months of fiscal 2018.

Gross Profit and Gross Margin. Gross profit was $32.5 million in the first six months of fiscal 2019, up 13.8% from $28.6 million in the prior year period. Non-GAAP1 gross profit was $32.5 million, increasing by 13.6% from $28.6 million in the prior year period. Gross margin was 39.9% in the first six months of fiscal 2019, compared with 43.5% in the first six months of fiscal 2018. Non-GAAP1 gross margin was 40.0% in the first six months of fiscal 2019, compared with 43.6% in the first six months of fiscal 2018.

Operating Expenses. Total operating expenses increased by 45.9% to $41.2 million in the first six months of fiscal 2019 from $28.2 million in the prior year period. Non-GAAP1 total operating expenses increased by 47.6% to $40.2 million in the first six months of fiscal 2019 from $27.2 million in the prior year period.

Selling expenses. Selling expenses increased by 62.0% to $28.3 million in the first six months of fiscal 2019 from $17.5 million in the prior year period. Non-GAAP1 selling expenses increased by 62.3% to $28.3 million in the first six months of fiscal 2019 from $17.4 million in the prior year period.

General and administrative expenses. General and administrative expenses increased by 19.9% to $12.9 million in the first six months of fiscal 2019 from $10.8 million in the prior year period. Non-GAAP1 general and administrative expenses increased by 21.5% to $11.9 million in the first six months of fiscal 2019 from $9.8 million in the prior year period.

Gain on Deconsolidation of a Subsidiary. Gain on deconsolidation of a subsidiary of $6.9 million related to the gain on disposal of 60% equity interest, and fair value change of remaining 40% equity interest, in Champion Tax Advisory or “Tax School Program.”

Income Tax Benefit. Income tax benefit decreased by 49.6% to $0.4 million in the first six months of fiscal 2019 from $0.8 million in the prior year period.

Net Loss. As a result of the foregoing, net loss was $2.0 million in the first six months of fiscal 2019, compared with $3.2 million in the prior year period. Non-GAAP1 net loss was $1.0 million in the first six months of fiscal 2019, compared with non-GAAP1 net loss of $2.1 million in the prior year period.

Operating Cash Flow. Net operating cash inflow increased by 91.0% to $41.3 million in the first six months of fiscal 2019 from $21.6 million in the prior year period.

Outlook

For the third quarter of fiscal 2019, the Company expects to generate total net revenue in the range of $61.6 million to $64.0 million, representing year-over-year growth of approximately 30% to 35%.

For fiscal year 2019, the Company expects to generate total net revenues in the range of $210.0 million to $218.3 million, representing year-over-year growth of approximately 26% to 31%. The Company’s prior fiscal 2019 full-year total net revenue guidance range was $208.3 million to $216.7 million.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on Thursday, May 16, 2019 (8:00 p.m. Beijing Time on Thursday, May 16, 2019) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US Toll Free: +1-866-519-4004

International: +65-6713-5090

Mainland China: 400-620-8038

Hong Kong: +852-3018-6771

United Kingdom: +44-203-6214-779

Passcode: CDEL or DL

A telephone replay will be available two hours after the call until May 23, 2019 by dialing:

US Toll Free: +1-855-452-5696

International: +61-2-8199-0299

Mainland China: 400-632-2162

Hong Kong: 800-963-117

United Kingdom: 0808-234-0072

Replay Passcode: 2589101

Additionally, a live and archived webcast of the conference call will be available at http://ir.cdeledu.com.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education and value-added services for professionals and corporate clients in China. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, legal and other industries. The Company also offers online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, practical accounting training courses for college students and working professionals, as well as third-party developed online courses. In addition, the Company provides business services to corporate clients, including but not limited to tax advisory and accounting outsourcing services. For further information, please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the third quarter and full fiscal year 2019 and quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, the anticipated benefits of strategic growth initiatives, including the promotion of the Company’s lifelong learning ecosystem, as well as cost control and year-over-year improvement of operating margins) contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; future prospects and market acceptance of our courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our courses and other products and services; competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet, Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed or furnished with the SEC. All information provided in this press release is as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin, operating margin, gross profit margin, and basic and diluted earnings per ADS and per share. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based compensation expenses. However, non-GAAP financial measures may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses from the above-mentioned line items and presenting these non-GAAP measures is that such items may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited Investor Relations Department Tel: +86-10-8231-9999 ext. 1826 Email: IR@cdeledu.com	The Piacente Group | Investor Relations Brandi Piacente Tel: +1 212-481-2050 Email: DL@tpg-ir.com

(Financial Tables on Following Pages)

China Distance Education Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2018	March 31, 2019
Assets:
Current assets:
Cash and cash equivalents	30,826	62,708
Restricted cash	51,736	48,090
Short term investments	17,073	19,270
Accounts receivable, net of allowance for doubtful accounts of US$1,513 and US$1,342 as of March 31, 2019 and September 30, 2018, respectively	7,280	6,475
Inventories	2,782	4,339
Prepayment and other current assets	17,054	23,617
Deferred cost	1,125	1,455

Total current assets	127,876	165,954

Non-current assets:
Property, plant and equipment, net	27,972	40,368
Goodwill	79,516	81,287
Long term investments	33,837	37,537
Other intangible assets, net	39,500	36,519
Deposit for purchase of non-current assets	8,126	3,007
Deferred tax assets	5,711	4,912
Other non-current assets	6,387	10,979

Total non-current assets	201,049	214,609

Total assets	328,925	380,563

Liabilities and equity:
Current liabilities:
Bank borrowings	50,975	51,843
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$30,378 and US$34,993 as of March 31, 2019 and September 30, 2018, respectively)	42,141	36,152
Amount due to a related party	—	798
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$5,425 and US$$4,847 as of March 31, 2019 and September 30, 2018, respectively)	9,293	6,069
Deferred revenue - current portion (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$102,131 and US$77,299 as of March 31, 2019 and September 30, 2018, respectively)	78,194	103,022
Refundable fees - current portion (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$1,036 and US$13,837 as of March 31, 2019 and September 30, 2018, respectively)	13,837	1,036

Total current liabilities	194,440	198,920

Non-current liabilities:
Deferred revenue - non-current portion (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$34,624 and nil as of March 31, 2019 and September 30, 2018, respectively)	—	34,624
Refundable fees - non-current portion (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$2,249 and nil as of March 31, 2019 and September 30, 2018, respectively)	—	2,249
Deferred tax liabilities	12,693	12,062
Long-term bank borrowing	12,027	6,348

Total non-current liabilities	24,720	55,283

Total liabilities	219,160	254,203

Equity:
Ordinary shares (par value of US$0.0001 per share; 500,000,000 shares authorized; 134,230,689 and 133,275,521 shares issued and outstanding at March 31, 2019 and September 30, 2018, respectively)	13	13
Additional paid-in capital	21,557	22,591
Accumulated other comprehensive loss	(7,013)	(619)
Retained Earnings	29,717	37,452

Total China Distance Education Holdings Limited shareholder’s equity	44,274	59,437
Noncontrolling interest	65,491	66,923

Total equity	109,765	126,360

Total liabilities and equity	328,925	380,563

China Distance Education Holdings Limited

Unaudited Condensed Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended March 31,
	2018	2019
Sales, net of business tax, value-added tax and related surcharges:
Online education services	23,396	27,878
Books and reference materials	1,391	5,401
Others	4,961	5,482
- Sale of learning simulation software	739	1,962
- Business start-up training services	642	692
- Others	3,580	2,828

Total net revenues	29,748	38,761

Cost of sales
Cost of services and others	(17,550)	(19,453)
Cost of tangible goods sold	(1,130)	(3,826)

Total cost of sales	(18,680)	(23,279)

Gross profit	11,068	15,482

Operating expenses
Selling expenses	(8,341)	(13,801)
General and administrative expenses	(5,766)	(6,581)

Total operating expenses	(14,107)	(20,382)
Other operating income	128	842

Operating loss	(2,911)	(4,058)

Interest income	667	524
Interest expense	(869)	(796)
Exchange loss	(3,109)	(2,177)

Loss before income taxes	(6,222)	(6,507)
Income tax benefit	1,431	1,335
Loss from equity method investment	(16)	(642)

Net loss	(4,807)	(5,814)
Net loss attributable to noncontrolling interest	1,542	1,939

Net loss attributable to China Distance Education Holdings Limited	(3,265)	(3,875)

Net loss per share:
Net loss attributable to China Distance Education Holdings Limited shareholders
Basic	(0.025)	(0.029)
Diluted	(0.025)	(0.029)

Net loss per ADS:
Net loss attributable to China Distance Education Holdings Limited shareholders
Basic	(0.098)	(0.116)
Diluted	(0.098)	(0.116)

Weighted average shares used in calculating net loss per share:
Basic	132,411,344	133,009,706
Diluted	132,411,344	133,009,706

China Distance Education Holdings Limited

Unaudited Condensed Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Six Months Ended March 31,
	2018	2019
Sales, net of business tax, value-added tax and related surcharges:
Online education services	45,829	52,921
Books and reference materials	3,768	11,806
Others	16,029	16,657
- Sale of learning simulation software	6,899	6,965
- Business start-up training services	2,048	1,372
- Others	7,082	8,320

Total net revenues	65,626	81,384
Cost of sales
Cost of services and others	(33,888)	(41,626)
Cost of tangible goods sold	(3,172)	(7,262)

Total cost of sales	(37,060)	(48,888)

Gross profit	28,566	32,496

Operating expenses
Selling expenses	(17,463)	(28,285)
General and administrative expenses	(10,762)	(12,907)

Total operating expenses	(28,225)	(41,192)
Other operating income	1,857	2,465

Operating income/(loss)	2,198	(6,231)

Interest income	1,123	1,188
Interest expense	(1,616)	(1,590)
Gain from deconsolidation of a subsidiary	—	6,869
Exchange loss	(5,008)	(2,101)

Loss before income taxes	(3,303)	(1,865)
Income tax benefit	760	383
Loss from equity method investment	(45)	(363)

Net loss	(2,588)	(1,845)
Net income attributable to noncontrolling interest	(583)	(117)

Net loss attributable to China Distance Education Holdings Limited	(3,171)	(1,962)

Net loss per share:
Net loss attributable to China Distance Education Holdings Limited shareholders
Basic	(0.024)	(0.015)
Diluted	(0.024)	(0.015)

Net loss per ADS:
Net loss attributable to China Distance Education Holdings Limited shareholders
Basic	(0.096)	(0.059)
Diluted	(0.096)	(0.059)

Weighted average shares used in calculating net loss per share:
Basic	132,035,108	132,901,311
Diluted	132,035,108	132,901,311

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended March 31,
	2018	2019
	(Unaudited)	(Unaudited)
Cost of sales	18,680	23,279
Share-based compensation expense in cost of sales	26	—
Non-GAAP cost of sales	18,654	23,279

Selling expenses	8,341	13,801
Share-based compensation expense in selling expenses	20	—
Non-GAAP selling expenses	8,321	13,801

General and administrative expenses	5,766	6,581
Share-based compensation expense in general and administrative expenses	508	506
Non-GAAP general and administrative expenses	5,258	6,075

Gross profit	11,068	15,482
Share-based compensation expenses	26	—
Non-GAAP gross profit	11,094	15,482

Gross profit margin	37.2%	39.9%
Non-GAAP gross profit margin	37.3%	39.9%

Operating loss	(2,911)	(4,058)
Share-based compensation expenses	554	506
Non-GAAP operating loss	(2,357)	(3,552)

Operating margin	(9.8%)	(10.5%)
Non-GAAP operating margin	(7.9%)	(9.2%)

Net loss	(3,265)	(3,875)
Share-based compensation expense	554	506
Non-GAAP net loss	(2,711)	(3,369)

Net loss margin	(11.0%)	(10.0%)
Non-GAAP net loss margin	(9.1%)	(8.7%)

Net loss per share—basic	(0.025)	(0.029)
Net loss per share—diluted	(0.025)	(0.029)
Non-GAAP net loss per share—basic	(0.020)	(0.025)
Non-GAAP net loss per share—diluted	(0.020)	(0.025)

Net loss per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	(0.098)	(0.116)
Net loss per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	(0.098)	(0.116)
Non-GAAP net loss per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	(0.082)	(0.101)
Non-GAAP net loss per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	(0.082)	(0.101)

Weighted average shares used in calculating basic net loss per share	132,411,344	133,009,706
Weighted average shares used in calculating diluted net loss per share	132,411,344	133,009,706
Weighted average shares used in calculating basic non-GAAP net loss per share	132,411,344	133,009,706
Weighted average shares used in calculating diluted non-GAAP net loss per share	132,411,344	133,009,706

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Six Months Ended March 31,
	2018	2019
	(Unaudited)	(Unaudited)
Cost of sales	37,060	48,888
Share-based compensation expense in cost of sales	71	23
Non-GAAP cost of sales	36,989	48,865

Selling expenses	17,463	28,285
Share-based compensation expense in selling expenses	40	10
Non-GAAP selling expenses	17,423	28,275

General and administrative expenses	10,762	12,907
Share-based compensation expense in general and administrative expenses	945	979
Non-GAAP general and administrative expenses	9,817	11,928

Gross profit	28,566	32,496
Share-based compensation expenses	71	23
Non-GAAP gross profit	28,637	32,519

Gross profit margin	43.5%	39.9%
Non-GAAP gross profit margin	43.6%	40.0%

Operating income/(loss)	2,198	(6,231)
Share-based compensation expenses	1,056	1,012
Non-GAAP operating income/(loss)	3,254	(5,219)

Operating margin	3.3%	(7.7%)
Non-GAAP operating margin	5.0%	(6.4%)

Net loss	(3,171)	(1,962)
Share-based compensation expense	1,056	1,012
Non-GAAP net loss	(2,115)	(950)

Net loss margin	(4.8%)	(2.4%)
Non-GAAP net loss margin	(3.2%)	(1.2%)

Net loss per share—basic	(0.024)	(0.015)
Net loss per share—diluted	(0.024)	(0.015)
Non-GAAP net loss per share—basic	(0.016)	(0.007)
Non-GAAP net loss per share—diluted	(0.016)	(0.007)

Net loss per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	(0.096)	(0.059)
Net loss per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	(0.096)	(0.059)
Non-GAAP net loss per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	(0.064)	(0.029)
Non-GAAP net loss per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	(0.064)	(0.029)

Weighted average shares used in calculating basic net loss per share	132,035,108	132,901,311
Weighted average shares used in calculating diluted net loss per share	132,035,108	132,901,311
Weighted average shares used in calculating basic non-GAAP net loss per share	132,035,108	132,901,311
Weighted average shares used in calculating diluted non-GAAP net loss per share	132,035,108	132,901,311

Note 1: Each ADS represents four ordinary shares.